

06004632

DSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 49474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2005___ AND ENDING___12/31/2005___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Verity Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 Tower Boulevard, Suite 808

(No. and Street)

| Durham | NC | 27707 |
| (City) | (State) | (Zip Code) |

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Amy Simonson   919-490-6717
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nelson and Company, PA

(Name – if individual, state last, first, middle name)

| 3603 University Drive | Durham | NC | 27707 |
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
JUN 0 2 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED
FEB 2 8 2006
WASH., D.C. 203
PROCESSING SECTION

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___Lehman B. Pollard_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Verity Investments, Inc._____ , as

of ___December 31_____ , 20 _05____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

___None___

_____
Signature

___C PA_____
Title

___Laurie J. Morgan_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITY INVESTMENTS, INC.

FINANCIAL STATEMENTS

December 31, 2005 and 2004

VERITY INVESTMENTS, INC.

CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION	2

FINANCIAL STATEMENTS

Statements of financial condition	3
Statements of income	4
Statements of changes in stockholder's equity	5
Statements of cash flows	6-7
Notes to financial statements	8-10

SUPPLEMENTARY INFORMATION

| Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (SEC) | 11 |
| Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 | 12-13 |

919 490-8585 Durham
919 929-1700 Chapel Hill
919 490-8591 Fax
E-mail nelsoncomp@nelsonandcompany.com



Offices
3603 UNIVERSITY DRIVE
DURHAM, NORTH CAROLINA 27707

2501 BLUE RIDGE ROAD, SUITE 410
RALEIGH, NORTH CAROLINA 27607

Mailing Address
POST OFFICE BOX 52179
DURHAM, NORTH CAROLINA 27717

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

February 17, 2006

To the Board of Directors
Verity Investments, Inc.
Durham, North Carolina

We have audited the accompanying statements of financial condition of Verity Investments, Inc. (the "Company") as of December 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Verity Investments, Inc. as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission on page 11 and the Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 on pages 12-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nelson & Company, P.A.

VERITY INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 36,480	$ 43,712
CRD deposits	2,005	51
Commissions receivable	178,036	68,894
Receivable from Parent	23,855	-
Total current assets	240,376	112,657
	$ 240,376	$ 112,657
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 97,515	$ 33,648
Income tax payable to Parent	14,900	8,500
Accrued income tax payable	4,900	-
Total current liabilities	117,315	42,148
STOCKHOLDER'S EQUITY		
Common stock, no par value; authorized, 100,000 shares; issued and outstanding, 1,000	31,000	31,000
Retained earnings	92,061	39,509
Total stockholder's equity	123,061	70,509
	$ 240,376	$ 112,657

The accompanying notes are an integral part of the financial statements.

VERITY INVESTMENTS, INC.

STATEMENTS OF INCOME
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues		
Brokerage commissions	$ 609,885	$ 1,084,658
Advisory fees	363,634	-
12b-1 distribution fees	217,642	210,083
Municipal income	309	833
Other income	497	340
Total revenues	1,191,967	1,295,914
Expenses		
Commissions expense	645,105	661,883
Management fee	223,000	376,196
Licenses	11,773	11,612
Professional fees	85,010	60,191
Salaries	68,557	84,133
Office expense	71,035	58,131
Insurance	10,320	7,935
Software	3,665	1,316
Advertising	2,874	120
Miscellaneous expense	4,987	4,173
Total expenses	1,126,326	1,265,690
Income before income taxes	65,641	30,224
Provision for income taxes	13,089	6,600
Net income	$ 52,552	$ 23,624

The accompanying notes are an integral part of the financial statements.

VERITY INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2005 and 2004

	Common Stock	Retained Earnings
Balances at December 31, 2003	$ 31,000	$ 15,885
Net income for 2004	-	23,624
Balances at December 31, 2004	31,000	39,509
Net income for 2005	-	52,552
Balances at December 31, 2005	$ 31,000	$ 92,061

The accompanying notes are an integral part of the financial statements.

VERITY INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 1,080,376	$ 1,255,598
Cash received from interest income	495	340
Cash paid for commissions	(582,241)	(653,042)
Cash paid for operating expenses	(504,073)	(598,850)
Cash paid for income taxes	(1,789)	-
Net cash provided by (used in) operating activities	(7,232)	4,046
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
Net increase (decrease) increase in cash and cash equivalents	(7,232)	4,046
CASH AND CASH EQUIVALENTS		
Beginning	43,712	39,666
Ending	$ 36,480	$ 43,712
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash payments for:		
Interest	$ -	$ -

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 52,552	$ 23,624
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
(Increase) decrease in CRD deposits	(1,954)	381
(Increase) in commissions receivable	(109,142)	(40,447)
(Increase) decrease in receivable from Parent	(23,855)	1,802
Increase in accounts payable	63,867	11,996
Increase in income tax payable	4,900	-
Increase in income taxes payable to Parent	6,400	6,600
Increase in payable to customers	-	90
Net cash provided by (used in)		
operating activities	$ (7,232)	$ 4,046

The accompanying notes are an integral part of the financial statements.

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of Business

> Verity Investments, Inc. (The Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), is a member of the National Association of Securities Dealers (NASD), and is an Investment Advisor operating under the laws of the State of North Carolina, registered with the Office of the Secretary of State of North Carolina, Securities Division. It is exempt from the provisions of SEC rule 15c3-3 under Section (k)(2)(i) of that same rule. The Company is a North Carolina corporation that is a wholly-owned subsidiary of Verity Asset Management, Inc. (the Parent).

A Summary of the Company's Significant Accounting Policies follows:

Cash and Cash Equivalents

> For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase of less than ninety days, which are not held for sale in the ordinary course of business.

Income Taxes

> The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Bad Debts

> The Company uses the allowance method to determine uncollectible accounts. At December 31, 2005 and 2004, management believed that all commissions receivable were fully collectible. Therefore, no allowance for doubtful accounts was recorded.

Advertising

> The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

VERITY INVESTMENTS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 1.   Nature of Business and Summary of Significant Accounting Policies (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassifications

Certain items in the 2004 financial statements have been reclassified to conform to the presentation adopted for the 2005 financial statements. These reclassifications had no effect on previously reported net income or retained earnings.

Note 2.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $95,221, which was $70,221 in excess of its required minimum net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 1.08 to 1. At December 31, 2004, the Company had net capital of $60,784, which was $35,784 in excess of its required minimum net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.55 to 1.

Note 3.   Related Party

By an agreement dated June 28, 1996, Verity Asset Management, Inc., the Parent company of the Verity Investments, Inc., agreed to pay all expenses incurred by its wholly-owned subsidiary for rent, supplies, utilities, and salaries. Under this agreement Verity Investments, Inc. was not responsible for reimbursing Verity Asset Management, Inc., but did so with a management fee.

Effective December 31, 2003, an agreement exists between the two parties by which all such expenses must be reimbursed to the Parent based on a reasonable allocation plan.

Total management fees paid and reimbursements paid to the Parent by the Company were $366,233 and $337,427 for the years ended December 31, 2005 and 2004, respectively.

During 2005, an owner of Verity Investments, Inc. became an officer of an investment holding company which is owned by certain clients of Verity Investments, Inc.

Note 4.   Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include mutual fund companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 5.   Employee Benefit Plans

The Company has adopted a SIMPLE IRA plan which covers all employees with a minimum of one year of service, subject to age and hours of service restrictions. The Company matches the employees' contributions on a dollar for dollar basis up to 1% and 3% of compensation for 2005 and 2004, respectively. During 2004, one employee was reclassified as an employee of the Company from a related entity. The Company has elected to invoke the same-desk rule, and has carried over the employee's length of service with the related entity to the Company for purposes of determining plan eligibility. Contributions made under the plan totaled $436 and $1,897 for the years ended December 31, 2005 and 2004, respectively.

VERITY INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Net capital		
Total stockholders' equity	$	123,061
Deductions and/or charges:		
Nonallowable assets:		
Receivabies over 30 days due		1,980
CRD deposits		2,005
Receivables from Parent		23,855
Net capital	$	95,221
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payables	$	102,416
Total aggregate indebtedness	$	102,416
Computation of basis net capital requirement		
Minimum net capital required:		
Company	$	6,828
Minimum dollar requirement	$	25,000
Net capital required (greater of the above two items)	$	25,000
Excess net capital	$	70,221
Excess net capital at 1,500 percent	$	88,393
Excess net capital at 1,000 percent	$	84,979
Ratio: Aggregate indebtedness to net capital		1.08 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	115,020
Audit adjustment for income taxes		(19,800)
Rounding		1
Net capital, per above	$	95,221

919 490-8585 Durham
919 929-1700 Chapel Hill
919 490-8591 Fax
E-mail nelsoncomp@nelsonandcompany.com



COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Offices
3603 UNIVERSITY DRIVE
DURHAM, NORTH CAROLINA 27707

2501 BLUE RIDGE ROAD, SUITE 410
RALEIGH, NORTH CAROLINA 27607

Mailing Address
POST OFFICE BOX 52179
DURHAM, NORTH CAROLINA 27717

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

February 17, 2006

To the Board of Directors
Verity Investments, Inc.
Durham, North Carolina

In planning and performing our audit of the financial statements of Verity Investments, Inc. (the Company), for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nelson & Company, P.A.

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